20012785

UNITED STATES
[illegible]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[illegible]AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC
Mail Processing
Section
APR 08 2020
Washington DC
413

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fusion Analytics Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
[illegible]30 WILES ROAD, SUITE 102
(No. and Street)
CORAL SPRINGS FL 33067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH CONTE (954) 345-2889
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Dave Banerjee, CPA
(Name – if individual, state last, first, middle name)
21860 Burbank Blvd, Suite 150 Woodland Hills CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/28/2020
Michael Conte

2/28/2020

FRANCINE CIESLAK
Notary Public State of New York
NO. 01CI5065752
Qualified in Suffolk County
My Commission Expires Sep 9, 2021

OATH OR AFFIRMATION

I, Michael Conte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fusion Analytics Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANCINE CIESLAK
Notary Public - State of New York
NO. 01CI5065752
Qualified in Suffolk County
My Commission Expires Sep 9, 2022

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Members of Fusion Analytics Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fusion Analytics Securities, LLC (the "Company") as of December 31, 2019, the related statement of income, changes in member's equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fusion Analytics Securities, LLC management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and, III ("Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
March 24, 2020

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

ASSETS

Current Assets	
Cash	$ 61,009
Deposit with Clearing Broker	75,031
Receivable from Clearing Brokers	138,313
Total Current Assets	274,353
Other Assets	
Equities (At Fair Market Value)	149,276
Total Other Assets	149,276
TOTAL ASSETS	$ 423,629

LIABILITIES & MEMBER'S EQUITY

Liabilities	
Accrued Expenses	$ 66,076
Contingent Liability	2,634
Payable to Affiliate	2,165
Payroll Liabilities	2,154
Total Liabilities	73,029
Equity	
Member Equity	350,600
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 423,629

The accompanying notes are an integral part of these financial statements.

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2019

Revenues	
Commission Income	$ 1,110,415
Interest Sharing Revenue	40,752
Options Revenue	227,084
Gains (Losses) in Investments	(122,324)
Other Income	62,720
Total Revenue	1,318,647
Expenses	
Clearing Broker Fees	102,587
Commissions Expense	244,624
Dues and Subscriptions	11,277
Insurance	13,552
Payroll Taxes	16,762
Professional Fees	176,726
Regulatory Fees	6,799
Rent	5,029
Salaries	12,500
Other Operating Expenses	9,048
Total Expenses	598,904
Net Income	$ 719,743

The accompanying notes are an integral part of these financial statements.

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2019

Equity Balance at beginning of year	$ 234,993
Net income	719,743
Net Capital Contributions	47,989
Net Capital Distributions	(652,125)
Equity Balance at end of year	$ 350,600

The accompanying notes are an integral part of these financial statements.

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

OPERATING ACTIVITIES:		
Net Income		$ 719,743
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Reclassification of intercompany payable to capital distributions	(652,125)	
Reclassification of intercompany receivable to capital contributions	47,989	
Investment received in lieu of cash	(89,547)	
Net (gains) losses on investments, at fair value	122,800	
(Increase) decrease in:		
Receivable from clearing organization	(63,985)	
Deposit with clearing organization	25,318	
Prepaid expenses	1,411	
(Decrease) increase in:		
Commission Payable	(52,847)	
Payable to clearing firm	(29,834)	
Payable to related parties	(52,742)	
Pending trades payable	2,154	
Total adjustments		(741,408)
Net cash provided by (used) in operating activities		(21,665)
INVESTING ACTIVITIES:		
Proceeds from sale of investments, at fair value	79,437	
Net cash provided by (used in) investing activities		79,437
FINANCING ACTIVITIES:		
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		57,772
Cash at December 31, 2018		3,237
Cash at December 31, 2019		$ 61,009
Net increase (decrease) per ABOVE		$ 57,772
Net increase (decrease) per CF-BS		$ 57,772
Variance		$ -
Supplemental disclosure of cash flow information:		
Interest paid		
Interest paid - Accrual		$ -
Interest paid - Cash		$ -
Income taxes paid		
Income taxes expense - Accrual		$ -
Income taxes expense - Cash		$ -

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Fusion Analytics Securities, LLC (the "Company") was organized in the State of Delaware on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Fusion Analytics Holdings, LLC (the "Parent"). The majority owners of the Parent are also majority owners of a Registered Investment Advisory, Fusion Analytics Investment Partners, LLC ("FAIP").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including providing brokerage and research services to institutional investors in corporate equity and debt securities. Commission income is derived primarily from selling corporate equity and debt securities, and arranging for transactions in listed securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has adopted a policy of clearing intercompany balances on an annual basis. Management believes this more accurately reflects the general nature and reporting of such transactions.

Receivables from clearing broker organizations represent commissions earned on securities transactions. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions, interest sharing revenue, and futures revenues are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

All investments in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 4. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in fair value of these securities during the period and are included in the income statement.

The Company, with the consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: RECEIVABLE FROM CLEARING BROKER ORGANIZATION

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2019, the receivable from clearing broker of $138,313 was pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Wedbush Morgan Securities ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2019 was $75,031.

Note 4: INVESTMENTS AT FAIR VALUE

Investments, at fair market value consist of securities traded on a national securities exchange which are stated at the last reported price on the day of valuation. To the extent that these securities are actively traded and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy. As of December 31, 2019, these securities are reported at their fair market value of $149,276.

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in Level 1 such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note 4: INVESTMENTS AT FAIR VALUE (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

ASSETS	Level 1	Level 2	Level 3	Total
Investments, at Fair Value	$ 149,276	-	-	$ 149,276
TOTALS	**$ 149,276**	-	-	**$ 149,276**

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is treated as a disregarded entity for federal income tax purposes; therefore, no provision for federal, state, and local taxes are included in these financial statements. The Company is not taxed on its income; instead, the member is responsible for the Company's taxable income.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019, the state tax authority has not proposed any adjustment to the Company's tax position.

Note 7: 401(k) RETIREMENT PLAN

The Company maintains a retirement plan for its employees under Section 401K of the Internal Revenue Code. Fulltime employees are eligible for participation after 90 days of service with the Company. The plan does not provide for any matching or mandatory contributions.

Note 8: RELATED PARTY TRANSACTIONS

As discussed in the General and Summary of Significant Accounting Policies (Note 1), the Company is affiliated with FAIP through common ownership. The Company has entered into an expense sharing agreement with the Parent and "FAIP" effective October 1, 2014. The terms of this agreement provide that all overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, accounting services, client research services, and various other operating costs incurred in the ordinary course of the business. During the year ended December 31, 2019, total expenses allocated to the Company from the Parent and Affiliates was $26,548. Included in the allocated expenses were $5,029 of allocated rent and office overhead for the Coral Springs, FL office.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

In a special resolution, the management of the Company has declared a distribution to the Parent of $652,125 effective December 31, 2019. In addition, the Parent, in separate resolutions, has made a capital contribution of $47,989 effective December 31, 2019. Also, a related entity affiliated through common ownership, in a separate resolution, has forgiven $55,545 due from the Company effective December 31, 2019.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

Contingencies

During 2019, the Company was notified that it had outstanding payroll tax liabilities of $71,523 to Internal Revenue Service (IRS) and the State of New Jersey (NJ). These liabilities resulted from an incorrect tax identification number being used in making the payments. The IRS has released the liens against the Company. The Company is awaiting NJ to formally release its lien of $2,634.

Note 11: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate change day to day, but on December 31, 2019, the Company had net capital of $184,201 which was $84,201 in excess of its required net capital of $100,000, and the Company's ratio of aggregate indebtedness ($73,029) to net capital was .40 to 1, which is less than the 15 to 1 maximum allowed.

As of June 1, 2018, the Company notified the National Futures Association (NFA), that it was withdrawing from dealing in the futures business. Accordingly, the Company no longer has any minimum Adjusted Net Capital requirements with respect to the NFA.

Note 14: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 15: RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

In February 2016, the FASB issued ASC 842, "Leases" (ASC 842). The core principle of ASC 842 is that an entity should recognize on its balance sheet assets and liabilities arising from a lease. In accordance with that principle, ASC 842 requires that a lessee recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying leased asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on the lease classification as finance or operating lease. This new accounting guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the new accounting guidance is effective for fiscal years beginning after December 15, 2019, and interim periods with fiscal years beginning after December 15, 2020. Management has reviewed and determined that ASC 842 will not have a material impact on the Company's financial statements.

FUSION ANALYTICS SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2019

Member's Equity		$ 350,600
Less: Non-allowable assets		125,000
Less: Haircut and Undue Concentration		41,399
Net capital		184,201
Computation of net capital requirements		
Minimum net capital requirements		
Total Aggregate Indebtedness on Balance Sheet	$ 73,029	
6 2/3 percent of net aggregate indebtedness	$ (4,869)	
Minimum dollar net capital required	$ (100,000)	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 84,201
Ratio of aggregate indebtedness to net capital	.40 : 1	
Net capital per unaudited FOCUS Report, as amended		$ 184,202
Adjustments		
Change in unallowable assets		(125,000)
Change in member's equity		125,000
Net capital per audited financial statements		$ 184,202

See report of independent registered public accounting firm

FUSION ANALYTICS SECURITIES, LLC

Schedule II & III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Michael Conte, CEO
Fusion Analytics Securities, LLC

We have reviewed management's statements, included in the accompanying Fusion Analytics Securities, LLC Exemption Report in which (1) Fusion Analytics Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fusion Analytics Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Fusion Analytics Securities, LLC met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. Fusion Analytics Securities, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
March 24, 2020

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Fusion Analytics Securities, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the fiscal year Janury 1, 2019 to December 31, 2019.

2. Fusion Analytics Securities, LLC met the identified exemptionprovisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2019 to Decembr 31, 2019 without exception.

3/24/20

Michael Conte, CEO — Date

FRANCINE CIESLAK
Notary Public - State of New York
NO. 01CI5065752
Qualified in Suffolk County
My Commission Expires Sep 9, 2022

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of Fusion Analytics Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Fusion Analytics Securities, LLC. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corp.
We have served as the Company's auditor since 2018.
Woodland Hills, CA
March 24, 2020

FUSION ANALYTICS SECURITIES, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019

		Amount
Total assessment	$	1,913.00
SIPC-6 general assessment Payment made on March 12, 2020		(1,726.00)
SIPC-7 general assessment Payment made on March 12, 2020		(187.00)
Total assessment balance (overpayment carried forward)	$	-

UPS CampusShip: View/Print Label

1. Ensure there are no other shipping or tracking labels attached to your package. Select the Print button on the print dialog box that appears. Note: If your browser does not support this function select Print from the File menu to print the label.

2. Fold the printed label at the solid line below. Place the label in a UPS Shipping Pouch. If you do not have a pouch, affix the folded label using clear plastic shipping tape over the entire label.

3. GETTING YOUR SHIPMENT TO UPS
Customers with a Daily Pickup
Your driver will pickup your shipment(s) as usual.

Customers without a Daily Pickup
Take your package to any location of The UPS Store®, UPS Access Point(TM) location, UPS Drop Box, UPS Customer Center, Staples® or Authorized Shipping Outlet near you. Items sent via UPS Return Services(SM) (including via Ground) are also accepted at Drop Boxes. To find the location nearest you, please visit the Resources area of CampusShip and select UPS Locations.
Schedule a same day or future day Pickup to have a UPS driver pickup all your CampusShip packages.
Hand the package to any UPS driver in your area.

UPS Access Point™	UPS Access Point™	UPS Access Point™
[illegible]	[illegible]	THE UPS STORE
[illegible]	[illegible]	[illegible] UNIVERSITY DR
CORAL SPRINGS, FL [illegible]	[illegible] FL [illegible]	CORAL SPRINGS FL [illegible]

FOLD HERE

0.5 LBS LTR 1 OF 1

SHIP TO:
ARIZONA CORPORATION COMMISSION
1300 W. WASHINGTON ST., 3RD FLOOR
SECURITIES DIVISION
PHOENIX AZ 85007-2929

AZ 850 9-20

UPS NEXT DAY AIR SAVER 1P

TRACKING #: 1Z A11 916 NW 9996 1153

BILLING: P/P